UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 21, 2014
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

2014 long-term, share based incentive programme for Novo Nordisk’s Senior Management Board

Bagsværd, Denmark, 21 March 2014 – The long-term, share-based incentive programme for 2014 for Novo Nordisk’s Senior Management Board has been approved by the Board of Directors.

Following yesterday’s approval at the Annual General Meeting of the revised Remuneration Principles including an adjustment of the relative size of the executives’ fixed base salary out of the total value of the executive remuneration package, the Board of Directors approved the long-term, share based incentive programme for 2014 for the Senior Management Board.

For Executive Management, the Board decided that the maximum for 2014 equals twelve months’ fixed base salary plus pension contribution for the CEO Lars Rebien Sørensen and nine months’ fixed base salary plus pension contribution for the remaining six members of Executive Management, if the criteria for maximum grant are fulfilled.

For the 28 senior vice presidents, the Board decided that the maximum per participant for 2014 equals eight months’ fixed base salary plus pension contribution if the criteria for maximum grant are fulfilled.

The Board will in January 2015 determine whether the criteria for establishing the share pool have been fulfilled and the size of the actual allocation.

About the long-term, share-based incentive programme for senior management
Since 2004, members of Novo Nordisk's Executive Management and other members of the company’s Senior Management Board have participated in a performance-based incentive programme. In the programme, a proportion of the calculated economic value created in a calendar year is allocated to a joint pool for the participants.

Once the joint pool for a given year has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of the full-year

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com Company announcement No 18 / 2014	CVR no: 24 25 67 90

financial results for the year preceding the year of the performance-based incentive programme. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned value creation in subsequent years. The Board reviews the principles for the long-term, share-based incentive programme including the lock-up period on an annual basis.

For 2013, the joint pool had a maximum allocation per participant equal to nine months’ fixed base salary plus pension contribution for members of Executive Management (seven in 2013) and eight months’ fixed base salary plus pension contribution for other members of the Senior Management Board (28 senior vice presidents in 2013). The actual allocation for 2013 for members of Executive Management was 4.75 months’ fixed base salary plus pension contribution.

For more information on principles for remuneration of board members and executives in Novo Nordisk A/S, visit novonordisk.com.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 38,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com Company announcement No 18 / 2014	CVR no: 24 25 67 90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 21, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer